

August 19, 2010

Ms. Kathleen L. Quirk
Chief Financial Officer
Freeport-McMoRan Copper & Gold, Inc.
One North Central Avenue
Phoenix, Arizona 85004-4414

> **Re:** **Freeport-McMoRan Copper & Gold Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Response Letter Dated July 12, 2010**
> **File No. 1-11307-01**

Dear Ms. Quirk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

Outlook, page 68

1. Your response to prior comment 2 from our letter to you dated June 25, 2010, does not fully address the Commission's policy on projections as set forth in Item 10(b) of Regulation S-K. As explained in Item 10(b)(2), the registrant generally would be expected to present the three cited financial items so as to avoid the inferences which might result from "selective projection." However, despite the staff's comment, it appears that you intend to continue to present only your operating cash flow projection without disclosing corresponding projections of your net income and earnings per share. If you do not provide those other items, discuss in necessary detail why you believe that the presentation of only your operating cash flow projections outside the context of the other measures in Item 10(b)(2) would be both appropriate and complete. With regard to

the second sentence of prior comment 2, greater transparency is also required to facilitate reader understanding. Please revise accordingly.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director